SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                         PhoneTel Technologies, Inc.
                              (Name of Issuer)

                         Common Stock, $.01 par value
                       (Title of Class and Securities)

                                  71921H-10-9
                    (CUSIP Number of Class of Securities)

                               Thomas J. Martin
                         67-52 Covington Creek Trail
                            Fort Wayne, IN  46804
                                (219) 432-2455

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   Copy to:

                            Bradley J. Muro, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                          New York, New York  10022
                                (212) 735-3765

                               January 17, 1996
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the
          subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:               ( )

          Check the following box if a fee is being paid with this
          Statement:                              (X)

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 2 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    R. Kevin Ackerman

            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.

                                   7 SOLE VOTING POWER
                                          202
                 NUMBER OF
                  SHARES           8 SHARED VOTING POWER
               BENEFICIALLY               195,709
                 OWNED BY
                   EACH            9 SOLE DISPOSITIVE POWER
                 REPORTING                202
                  PERSON
                   WITH
                                  10 SHARED DISPOSITIVE POWER

            11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                         202

            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

            13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.01%

            14 TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 3 of [ ] Pages



            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Richard R. Bowlin

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                  7  SOLE VOTING POWER
                                         9,725
                 NUMBER OF
                  SHARES										8  SHARED VOTING POWER
                BENEFICIALLY													195,709
                  OWNED BY
                    EACH										9  SOLE DISPOSITIVE POWER
                 REPORTING               9,725
                   PERSON
                    WITH         10  SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    9,725

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  0.4%

           14  TYPE OF REPORTING PERSON*
                  IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 4 of [ ] Pages



            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Dr. W. Lloyd Bridges, M.D.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                  7  SOLE VOTING POWER
                                          6,078
                 NUMBER OF
                  SHARES										8  SHARED VOTING POWER
 															BENEFICIALLY              195,709
                 OWNED BY
                   EACH
                	REPORTING        9  SOLE DISPOSITIVE POWER
																		PERSON																			6,078
                    WITH
                                 10  SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    6,078

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
 						        					0.2%

           14  TYPE OF REPORTING PERSON*
                  		IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 5 of [ ] Pages

            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Real Estate Development, Ltd.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Indiana

                                   7  SOLE VOTING POWER
                                           2,026
                 NUMBER OF
                  SHARES           8  SHARED VOTING POWER
                BENEFICIALLY               195,709
                 OWNED BY
                   EACH            9  SOLE DISPOSITIVE POWER
                REPORTING                  2,026
                  PERSON
                   WITH           10  SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,026

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.1%

           14  TYPE OF REPORTING PERSON*
                    PN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 6 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Richard W. Evans

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                  7  SOLE VOTING POWER
                                          1,013
                 NUMBER OF
                  SHARES          8  SHARED VOTING POWER
               BENEFICIALLY               195,709
                 OWNED BY
                   EACH           9  SOLE DISPOSITIVE POWER
                 REPORTING                1,013
                  PERSON
                   WITH
                                 10  SHARED DISPOSITIVE POWER

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,013

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.04%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 7 of [ ] Pages

            1 NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Ryan M. Evans

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                  7  SOLE VOTING POWER
                                          1,013
                 NUMBER OF
                  SHARES          8  SHARED VOTING POWER
                BENEFICIALLY               195,709
                 OWNED BY
                   EACH           9  SOLE DISPOSITIVE POWER
                 REPORTING                1,013
                   PERSON
                   WITH          10  SHARED DISPOSITIVE POWER

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,013

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.04%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 8 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Constance A. Gregory

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                  7  SOLE VOTING POWER
                                          2,431
                 NUMBER OF
                  SHARES           8 SHARED VOTING POWER
               BENEFICIALLY               195,709
                 OWNED BY
                   EACH            9 SOLE DISPOSITIVE POWER
                 REPORTING                2,431
                  PERSON
                   WITH           10 SHARED DISPOSITIVE POWER

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,431

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.1%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 9 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Samuel B. Gregory, Jr.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                     7  SOLE VOTING POWER
                                          13,979
                  NUMBER OF
                  SHARES             8  SHARED VOTING POWER
               BENEFICIALLY                195,709
                 OWNED BY
                   EACH              9  SOLE DISPOSITIVE POWER
                REPORTING                  13,979
                  PERSON
                   WITH              10  SHARED DISPOSITIVE POWER

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    13,979

           12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
              EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.5%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 10 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Gerald Guyer

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.



                                   7  SOLE VOTING POWER
                                           4,052
                  NUMBER OF
                   SHARES
                BENEFICIALLY       8  SHARED VOTING POWER
                  OWNED BY                 195,709
                    EACH
                 REPORTING         9  SOLE DISPOSITIVE POWER
                   PERSON                  4,052
                    WITH
                                  10  SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    4,052

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
		                  0.2%

           14  TYPE OF REPORTING PERSON*
		                  IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 11 of [ ] Pages

           1   NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    William R. Klaehn & J. Yvonne Klaehn as joint tenants

           1   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                     7  SOLE VOTING POWER
                                          11,143
                 NUMBER OF
                  SHARES             8  SHARED VOTING POWER
                BENEFICIALLY              195,709
                  OWNED BY
                   EACH              9  SOLE DISPOSITIVE POWER
                 REPORTING                 11,143
                  PERSON
                   WITH             10  SHARED DISPOSITIVE POWER

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    11,143

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   0.4%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 12 of [ ] Pages

            1   NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Marvin Komisarow

            2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.

                                     7  SOLE VOTING POWER
                                          14,182
                 NUMBER OF
                  SHARES             8  SHARED VOTING POWER
                 BENEFICIALLY             195,709
                  OWNED BY
                   EACH              9  SOLE DISPOSITIVE POWER
                 REPORTING                14,182
                  PERSON
                   WITH              10 SHARED DISPOSITIVE POWER


            11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    14,182

            12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

            13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.5%

            14 TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 13 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Dr. John E. Krueger, M.D.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                          (a)  ( )
                                                          (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.

                                    7  SOLE VOTING POWER
                                            10,130
                     NUMBER OF
                       SHARES       8  SHARED VOTING POWER
                    BENEFICIALLY          195,709
                      OWNED BY
                        EACH        9  SOLE DISPOSITIVE POWER
                     REPORTING            10,130
                       PERSON
                        WITH        10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    10,130

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.4%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 14 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    James R. Martin

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                          (a)  ( )
                                                          (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.



                                   7  SOLE VOTING POWER
                                         23,096
                    NUMBER OF
                      SHARES        8  SHARED VOTING POWER
                    BENEFICIALLY          195,709
                     OWNED BY
                       EACH         9 SOLE DISPOSITIVE POWER
                    REPORTING             23,096
                      PERSON
                       WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    23,096

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.9%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 15 of [ ] Pages

               NAMES OF REPORTING PERSONS
            1  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Thomas James Martin

               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
            2                                              (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6 CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.



                                     7 SOLE VOTING POWER
                                           202
                      NUMBER OF
                       SHARES        8 SHARED VOTING POWER
                    BENEFICIALLY          195,709
                      OWNED BY
                        EACH         9 SOLE DISPOSITIVE POWER
                     REPORTING            202
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    202

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                   0.01%

           14  TYPE OF REPORTING PERSON*
                   IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 16 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Thomas J. Martin, Jr.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.


                                     7  SOLE VOTING POWER
                                          15,803
                     NUMBER OF
                      SHARES         8  SHARED VOTING POWER
                    BENEFICIALLY          195,709
                      OWNED BY
                        EACH         9  SOLE DISPOSITIVE POWER
                     REPORTING            15,803
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    15,803

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.6%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 17 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Thomas J. Martin

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.



                                     7  SOLE VOTING POWER
                                          37,279
                      NUMBER OF
                       SHARES        8  SHARED VOTING POWER
                     BENEFICIALLY         195,709
                       OWNED BY
                        EACH         9  SOLE DISPOSITIVE POWER
                      REPORTING           37,279
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    37,279

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    1.4%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 18 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Morgan Motors, Inc.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   Indiana



                                     7  SOLE VOTING POWER
                                          5,065
                    NUMBER OF
                      SHARES         8  SHARED VOTING POWER
                   BENEFICIALLY           195,709
                     OWNED BY
                      EACH           9  SOLE DISPOSITIVE POWER
                    REPORTING             5,065
                     PERSON
                      WITH           10  SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    5,065

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.2%

           14  TYPE OF REPORTING PERSON*
                    CO

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 19 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Jerald L. Morgan

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.



                                     7  SOLE VOTING POWER
                                            9,117
                    NUMBER OF
                     SHARES          8  SHARED VOTING POWER
                  BENEFICIALLY             195,709
                    OWNED BY
                      EACH           9  SOLE DISPOSITIVE POWER
                   REPORTING               9,117
                     PERSON
                      WITH           10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    9,117

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.3%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 20 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Dr. Gerald R. Nolan, M.D.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.



                                     7  SOLE VOTING POWER
                                            11,143
                      NUMBER OF
                       SHARES        8  SHARED VOTING POWER
                    BENEFICIALLY            195,709
                      OWNED BY
                        EACH         9  SOLE DISPOSITIVE POWER
                     REPORTING              11,143
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    11,143

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.4%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 21 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Richard L. Schlott, Jr.

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.



                                     7  SOLE VOTING POWER
                                            5,672
                      NUMBER OF
                       SHARES        8  SHARED VOTING POWER
                    BENEFICIALLY            195,709
                      OWNED BY
                        EACH         9  SOLE DISPOSITIVE POWER
                      REPORTING             5,672
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    5,672

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.2%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 22 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    David E. Schouweiler

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.



                                     7  SOLE VOTING POWER
                                             1,823
                      NUMBER OF
                       SHARES        8  SHARED VOTING POWER
                    BENEFICIALLY             195,709
                      OWNED BY
                        EACH         9  SOLE DISPOSITIVE POWER
                      REPORTING              1,823
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,823

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.1%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 23 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Jeanne R. Schouweiler

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6   CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.



                                     7  SOLE VOTING POWER
                                          2,026
                      NUMBER OF
                       SHARES        8  SHARED VOTING POWER
                    BENEFICIALLY          195,709
                      OWNED BY
                        EACH         9  SOLE DISPOSITIVE POWER
                     REPORTING            2,026
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,026

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.1%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 24 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Scot C. Schouweiler

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    U.S.



                                     7  SOLE VOTING POWER
                                             6,078
                      NUMBER OF
                       SHARES        8  SHARED VOTING POWER
                    BENEFICIALLY             195,709
                      OWNED BY
                        EACH         9  SOLE DISPOSITIVE POWER
                     REPORTING               6,078
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    6,078

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.2%

           14  TYPE OF REPORTING PERSON*
                    IN

                                 SCHEDULE 13D

           CUSIP NO. 71921H-10-9            Page 25 of [ ] Pages

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    SKBW Partnership

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    Indiana



                                     7  SOLE VOTING POWER
                                            2,431
                      NUMBER OF
                       SHARES        8  SHARED VOTING POWER
                    BENEFICIALLY            195,709
                      OWNED BY
                       EACH          9  SOLE DISPOSITIVE POWER
                      REPORTING             2,431
                       PERSON
                        WITH         10 SHARED DISPOSITIVE POWER


           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    2,431

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         (X)

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    0.1%

           14  TYPE OF REPORTING PERSON*
                    PN

          Item 1.  Security and Issuer.

               The class of equity securities to which this statement ("Statement") relates is the common stock, par value $.01 per share (the "Shares"), of PhoneTel
          Technologies, Inc., an Ohio corporation (the "Company"), which has its principal executive offices at 1127 Euclid Avenue, Cleveland, Ohio 44115.

          Item 2.  Identity and Background.

               This Statement is filed by certain shareholders (the "Shareholders") of the Company who entered into a Voting Agreement dated as of January 17, 1996 (the "Voting Agreement"). As of January 17, 1996, the Shareholders, in the aggregate, beneficially owned 195,709 Shares representing, as of such date, approximately 7.2% of the total number of outstanding Shares. The Shareholders include all of the former shareholders of Public Telephone Company, an Indiana corporation ("Public"), whose shares of Public common stock, no par value, were converted into Shares pursuant to a certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 16, 1995, by and among the Company, PhoneTel II, Inc. ("Sub"), an Ohio corporation and a wholly owned subsidiary of the Company, and Public. Under the Merger Agreement, Sub was merged (the "Merger") with and into Public. A copy of the Merger Agreement is filed as
          Exhibit 2 hereto and is incorporated herein by reference.

               The persons making this filing are doing so because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), as a result of their having entered into the Voting Agreement. Except as expressly stated herein, each of the Shareholders filing this Statement disclaims beneficial ownership of the Shares beneficially owned by any other Shareholder or any other person.

               The (a) name, (b) residence or business address, and
          (c) present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on of each of the Shareholders and of each other person whose information is required to be included in this Statement by the Securities and Exchange Commission (the "Other Persons") are set forth in Appendix I attached hereto and incorporated herein by reference.

               (d)-(e) During the past five years, none of the Shareholders or, to the best knowledge of the Shareholders, none of the Other Persons, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which subjected any of the Shareholders or any of the Other Persons to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Each Shareholder and each Other Person that is a natural person is a United States citizen.

               Information with respect to each of the Shareholders is given solely by the respective filing person, and no Shareholder has responsibility for the accuracy or completeness of information supplied by another
          Shareholder.

          Item 3.  Source and Amount of Funds or Other
          Consideration.

               As described more fully in Item 2, all of the Shares were acquired by the Shareholders in connection with the Merger of Sub with and into Public.

          Item 4.  Purpose of Transaction.

               The Voting Agreement (as defined in Item 2 above) provides, among other things, that the Shareholders will vote all Shares in favor of (i) calling or causing PhoneTel to call a special meeting of shareholders to occur on or before March 31, 1996 (the "Special Meeting"), (ii) a proposal to increase the number of directors of PhoneTel to eight, (iii) the election of four directors designated by Stuart Hollander and Aron Katzman to the Board of Directors of PhoneTel and (iv) the grant of conversion rights which would attach to the shares of 10% Non-Voting Preferred Shares, without par value, of PhoneTel (the "Preferred Shares"). The Preferred Shares were issued to the shareholders of World Communications, Inc., a Missouri corporation ("WCI") in connection with the merger of WCI with and into a wholly owned subsidiary of PhoneTel.

               The foregoing is a summary of the Voting Agreement. Such summary is qualified in its entirety by reference to the text of the Voting Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated herein by reference.

               Pursuant to the Merger Agreement and related escrow agreement, dated as of October 16, 1995 (the "Escrow Agreement"), additional Shares were placed in an escrow account (the "Escrow Shares") and are scheduled to be released to the Shareholders, in two installments, upon satisfaction of certain conditions and subject to reduction by certain set-offs associated with the Merger. The maximum allocation of Escrow Shares to each Shareholder is set forth on Appendix II attached hereto and incorporated herein by reference.

               The foregoing is a summary of the Escrow Agreement. Such summary is qualified in its entirety by reference to the text of the Escrow Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference.

               In connection with the Merger, two Shareholders, James R. Martin and Thomas J. Martin, entered into non-competition agreements, dated as of October 16, 1995 (the "Non-Competition Agreements"), with the Company. Under James R. Martin's Non-Competition Agreement, he agreed to certain restrictions relating to competition with, and solicitation of business from, the Company, and agreed not to reveal any confidential information about Public for a specified term. In consideration of the agreements contained in his Non-Competition Agreement, the Company agreed to pay James R. Martin a combination of cash, a note and 34,166 Shares (the "Non-Compete Shares"). The Non-Compete Shares are payable on April 16, 1996. Except for the amount of consideration, Thomas J. Martin's Non-Competition Agreement is substantially similar to the Non-Competition Agreement of James R. Martin. Thomas J. Martin is entitled to receive 45,833 Non-Compete Shares payable on April 16, 1996.

               The foregoing is a summary of the Non-Competition
          Agreements. Such summary is qualified in its entirety by reference to the text of the Non-Competition Agreements, copies of which are filed as Exhibit 5 hereto and incorporated herein by reference.


          Item 5.  Interest in Securities of the Issuer.

               As of January 17, 1996, the Shareholders in the aggregate beneficially owned 195,709 Shares or approximately 7.2% of the approximately 2,700,300 Shares outstanding as of such date.(1) If all of the Escrow Shares are included in the prior calculation, the Shareholders in the aggregate would have beneficially owned 224,866 Shares or approximately 8.3% of the Shares outstanding. Information with respect to the beneficial ownership of Shares by each of the Shareholders is set forth on Appendix II hereto which is incorporated herein by reference. There have been no other transactions in Shares by any Shareholder during the past sixty (60) days. No person other than the Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by such Shareholder.


               1 On December 27, 1995, the Company effectuated a one-for-six reverse stock split. Throughout the Statement, Share totals have been adjusted to reflect the reverse stock split.


          Item 6.  Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

               The discussions of the Voting Agreement, Escrow
          Agreement, Merger Agreement and Non-Competition
          Agreements which appear in Item 4 hereof are incorporated into this Item 6.

               In connection with the Merger, the Company and Public entered into a registration rights agreement, dated as of October 16, 1995 (the "Registration Rights Agreement"), providing, among other things, the mechanisms and timing for the registration of the Shares under the Securities Act of 1933, as amended (the "Securities Act"). A copy of the Registration Rights Agreement is filed as Exhibit 6 hereto and incorporated herein by reference. In addition, each of the Shareholders has granted a limited Power of Attorney (the "Power of Attorney") to Thomas J. Martin regarding actions relating to the Merger Agreement and the Voting Agreement. Copies of each of the Power of Attorney forms are filed as Exhibit 7 hereto and are incorporated herein by reference.

          Item 7.  Material to be filed as Exhibits.

               1.   Joint Filing Agreement.
               2.   Merger Agreement, dated as of October 16, 1995.
               3.   Voting Agreement, dated as of January 17, 1996.
               4.   Escrow Agreement, dated as of October 16, 1995.
               5. Non-Competition Agreements, each dated as of October 16, 1995.
               6.   Registration Rights Agreement, dated as of
                    October 16, 1995.
               7.   Power of Attorney forms.



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      January 19, 1996
                                      (Date)

                                      /s/ Thosas J. Martin
                                        (Signature)

                                       Thomas J. Martin
                                      on behalf of each of
                                       the Shareholders**



               **    Evidence of the authority to sign on behalf of
                    each of the Shareholders is being filed with the Securities and Exchange Commission concurrently herewith as Exhibit 7 hereto.


                                 EXHIBIT INDEX

          Exhibit                                            Page No.

          1.  Joint Filing Agreement.

          2.  Merger Agreement, dated as
              of October 16, 1995.

          3.  Voting Agreement, dated as
              of January 17, 1996.

          4.  Escrow Agreement, dated
              of October 16, 1995.

          5. Non-Competition Agreements, each dated as of October 16, 1995.

          6.  Registration Rights Agreement, dated as
              of October 16, 1995.

          7.  Power of Attorney forms.


                                  Appendix I

          Shareholders:

          1.  R. Kevin Ackerman
              205 N. Michigan Avenue
              Chicago, IL  60601

                         Mr. Ackerman works in sales for MCI, Inc.,
                    a telecommunications company, at the address provided above.

          2.  Richard R. Bowlin
              2300 W. Jefferson
              Fort Wayne, IN  46802

                         Mr. Bowlin is the owner and manager of
                    Allen County Motors, a motor vehicle dealership, at the address provided above.

          3.  Dr. W. Lloyd Bridges, M.D.
              6535 E. Canal Points Lane
              Fort Wayne, IN  46804

                         Dr. Bridges is a retired physician.  4,052
                    of Dr. Bridges' 6,078 Shares are held in trust. Robert L. Bridges, an attorney with Cannezzaro, Fraser and Bridges, a firm located at 302 South Main Street, Marysville, Ohio 43040, is the trustee for the trust and shares the power to vote and dispose of the trust Shares with Dr. Bridges.

          4.  Real Estate Development, Ltd.
              515 W. Coliseum Blvd.
              Fort Wayne, IN  46808

                         Real Estate Development, Ltd, an Indiana
                    limited partnership ("Real Estate"), holds and manages certain investments of its partners. The general partner of Real Estate is Karl W. Schroeder. Mr. Schroeder is the operations manager for Cutting Tools, Inc., a tool manufacturing company, located at 2212 Wayne Trace, Fort Wayne, IN 46803.

          5.  Richard W. Evans
              515 W. Coliseum Blvd.
              Fort Wayne, IN  46808

                         Mr. Evans is a sales associate with Evans
                    Toyota, a motor vehicle dealership, at the address provided above.

          6.  Ryan M. Evans
              515 W. Coliseum Blvd.
              Fort Wayne, IN  46808

                         Mr. Evans is a sales associate with Evans
                    Toyota, a motor vehicle dealership, at the address provided above.

          7.  Constance A. Gregory
              13207 Liberty Mills Rd.
              Fort Wayne, IN  46804

                         Mrs. Gregory is a housewife.

          8.  Samuel B. Gregory, Jr.
              4011 W. Jefferson
              Fort Wayne, IN  46801

                         Mr. Gregory is the owner of Gregory
                    Associates, Inc., an insurance agency, at the address provided above.

          9.  Gerald Guyer
              2131 S. Coliseum Blvd.
              Fort Wayne, IN  46803

                         Mr. Guyer is the vice president of Phelps
                    Dodge, a motor vehicle dealership, at the address provided above.

          10. William R. Klaehn &
              J. Yvonne Klaehn (as
              joint tenants)
              6756 Covington Creek Trail
              Fort Wayne, IN  46804

                         Mr. Klaehn is a retired mortician.  Mrs.
                    Klaehn is a housewife.

          11. Marvin L. Komisarow
              6734 Mallord Cove Lane
              Fort Wayne, IN  46804

                         Mr. Komisarow is a retired business owner.

          12. Dr. John E. Krueger, M.D.
              5717 S. Anthony Blvd.
              Fort Wayne, IN  46806

                         Dr. Krueger is a physician at Anthony
                    Medical Center, at the address provided above.

          13. James R. Martin
              1808 N. Wells
              Chicago, IL  60614

                         Mr. Martin is a part-time consultant for
                    the Company. The address of the Company is provided in Item I of this Statement and is incorporated herein by reference.

          14. Thomas James Martin
              1400 Tallwood Avenue
              Unit 103
              Hollywood, FL  33021

                         Mr. Martin is retired.


          15. Thomas J. Martin, Jr.
              1515 Woodfield Rd. #860
              Schaumburg, IL  60173

                         Mr. Martin is a computer consultant with
                    Object Design, a software development company, at the address provided above.

          16. Thomas J. Martin
              6752 Covington Creek Trail
              Fort Wayne, IN  46804

                         Mr. Martin is a manufacturers
                    representative for R-Tek, a sales agency specializing in electronic components, at the address provided above.

          17. Morgan Motors, Inc.
              8550 C.R. S. 700E
              Salem, IN  47383

                         Morgan Motors, Inc. ("Morgan Motors"), an
                    Indiana corporation, holds and manages certain investments on behalf of its principals. Lewis
                    G. Morgan is the chief executive officer and president of Morgan Motors. Jerald L. Morgan is the secretary and treasurer of Morgan Motors. Lewis Morgan and Jerald Morgan also comprise the company's board of directors. Lewis Morgan is otherwise retired. Jerald Morgan is the owner of Jerry's Dairy Freezer, as described below.

          18. Jerald L. Morgan
              P.O. Box 187
              Parker City, IN  47368

                         Mr. Morgan is the owner of Jerry's Dairy
                    Freezer, an ice cream shop, at the address provided above. Mr. Morgan is also the treasurer, secretary and a director of Morgan Motors, as described above.

          19. Dr. Gerald R. Nolan, M.D.
              2631 Covington Club Court
              Fort Wayne, IN  46804

                         Dr. Nolan is a retired physician.

          20. Richard L. Schlott, Jr.
              430 Turner Ave.
              Glenn Ellyn, IL  60137

                         Mr. Schlott is the director of human
                    resources for M-B Sales, a consumer product premium and promotions agency, located at 777 Oakmont Lane, Suite 1600, Westmont, IL 60559.


          21. David E. Schouweiler
              9009 Brockport Run
              Fort Wayne, IN  46835

                         Mr. Schouweiler is the owner of Kingwood
                    Realty, Inc., a real estate sales company, at the address provided above.

          22. Jeanne R. Schouweiler
              2719 Mallard Cove Lane
              Fort Wayne, IN  46804

                         Mrs. Schouweiler is a housewife.

          23. Scot C. Schouweiler
              127 W. Berry Suite 400
              Fort Wayne, IN  46802

                         Mr. Schouweiler is a manufacturers
                    representative for SCS Associates, Inc., a sales agency specializing in electronic and mechanical components, at the address provided above.

          24. SKBW Partnership

                         SKBW Partnership ("SKBW") is a general
                    partnership, organized under the laws of Indiana. The partners, Ed Beck, Dan Serban, John Powell, Steve Williams and Tim Claxton (collectively, the "Partners"), are all attorneys at the firm of Shambaugh, Kast, Beck & Williams, a law firm located at 200 East Main Street, Suite 600, Fort Wayne, IN 46802. SKBW holds and manages certain investments of the Partners.


                                Appendix II

            Individual Beneficial Ownership of PhoneTel Shares

                                                              Percentage
                             Number of  Percentage  Maximum   of Shares
                                Shares  of Shares   Number    Outstanding
                                 Bene-  Outstand-   of        (Including
                              ficially  ing         Escrow    Escrow
 Shareholder                     Owned              Shares    Shares)

 R. Kevin Ackerman                 202        .01%        30          .01%

 Richard R. Bowlin               9,725        .4%      1,449          .4%

 Dr. W. Lloyd Bridges,           6,078        .2%        905          .3%
 M.D.1

 Real Estate                     2,026        .1%        302          .1%
 Development, Ltd.

 Richard W. Evans                1,013        .04%       151          .04%

 Ryan M. Evans                   1,013        .04%       151          .04%

 Constance A. Gregory            2,431         .1%       362           .1%

 Samuel B. Gregory, Jr.         13,979         .5%     2,083           .6%

 Gerald Guyer                    4,052         .2%       603           .2%

 William R. Klaehn & J.         11,143         .4%     1,660           .5%
  Yvonne Klaehn as joint
  tenants

 Marvin Komisarow               14,182         .5%     2,113           .6%

 Dr. John E. Krueger, M.D.      10,130         .4%     1,509           .4%

 James R. Martin                23,096         .9%     3,442          1.0%

 Thomas James Martin               202        .01%        30          .01%

 Thomas J. Martin, Jr.          15,803         .6%     2,355           .7%

 Thomas J. Martin               37,279        1.4%     5,555          1.6%

 Morgan Motors, Inc.             5,065         .2%       754           .2%

 Jerald L. Morgan                9,117         .3%     1,358           .4%

 Dr. Gerald R. Nolan, M.D.      11,143         .4%     1,660           .5%

 Richard L. Schlott, Jr.         5,672         .2%       845           .2%

 David E. Schouweiler            1,823         .1%       271           .1%

 Jeanne R. Schouweiler           2,026         .1%       302           .1%

 Scot C. Schouweiler             6,078         .2%       905           .3%

 SKBW Partnership                2,431         .1%       362           .1%

   Total                       195,709        7.2%    29,157          8.3%

1. 4,052 of Dr. Bridges' Shares are held in trust. Voting and disposition decisions concerning the trust Shares are shared with the trustee, Robert L. Bridges. See Appendix I hereof for more information.